

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2010

Michael P. Walsh
Chief Financial Officer
Pro-Tech Industries, Inc.
8550 Younger Creek Drive
Sacramento, CA 95828

      RE: Pro-Tech Industries, Inc.
              Form 10-K for the fiscal year ended December 31, 2009
              Filed April 15, 2010
              Form 10-Q for the quarterly period ended March 31, 2010
              File No. 000-53013

Dear Mr. Walsh:

      We have completed our review of your filings and do not have any further comments at this time.

                  Sincerely,

                  Larry Spirgel
                  Assistant Director